Exhibit 99.2

Viva Engage Post from Houman Ashrafian to Sanofi R&D Organization

Timing: Monday, June 2, 12:00pm CET / 6:00am ET

Important Notices regarding Forward Looking Statements and Additional Information for US Shareholders

Dear colleagues,

This morning, we announced that we’ve entered into an agreement to acquire Blueprint Medicines, significantly enhancing our position in rare diseases and immunology.

In addition to the acquisition of Ayvakit/Ayvakyt, the only approved disease-modifying medicine for advanced and indolent systemic mastocytosis (ASM & ISM), this strategic acquisition brings an impressive early-stage pipeline that complements our immunology portfolio. The acquisition includes elenestinib, a next-generation medicine for systemic mastocytosis (SM), and BLU-808, an innovative oral wild-type KIT inhibitor with broad potential across immunological diseases. These promising candidates exemplify our commitment to breakthrough science in areas of high unmet need.

The acquisition also includes groundbreaking research in mast cell biology, a critical area of immunology. Mast cells are fundamental players in immune responses, and understanding their role in diseases like SM opens new frontiers for therapeutic innovation. By combining our R&D expertise with Blueprint’s innovative pipeline and scientific capabilities, we’re accelerating our transformation into the world’s leading immunology company.

IMPORTANT: Until the transaction closes, Sanofi employees should not communicate to or with Blueprint employees. All communication will occur through the integration planning team only.

Sincerely yours,

Houman Ashrafian

Head of Research and Development

SANOFI 46, avenue de la Grande-Armée, 75017 Paris - Tél.: +33 (0)1.53.77.40.00 - www.sanofi.com

Société anonyme au capital de 2 452 461 656 € - 395 030 844 R.C.S. Paris - Code APE 7010 Z - N°TVA intracommunautaire : FR 88 395 030 844